UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
⊠	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008

OR

□	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

	For the transition period from	to

Commission File Number 1-8501

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
101 North Wacker Drive, Chicago, Illinois 60606

HARTMARX CORPORATION
101 North Wacker Drive, Chicago, Illinois 60606

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

INDEX TO ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements, notes and Supplemental Schedule	2

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
  the Hartmarx Savings Investment and Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Hartmarx Savings Investment and Stock Ownership Plan ("the Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Oak Brook, Illinois
June 17, 2009

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value (Note 2 and 5):
Vanguard mutual funds	$39,253,122	$58,753,654
Hartmarx Corporation common stock	981,702	6,464,903
Vanguard Retirement Savings Trust	5,630,984	6,278,086
Loans to participants	902,479	897,511

Total Investments	46,768,287	72,394,154

Due from Hartmarx Corporation:
Participant contributions	261,917	329,842
Employer contributions	83,404	101,108
Participant loan repayments	32,445	29,835
Accrued investment income	2	190

Total Assets	47,146,055	72,855,129

LIABILITIES:
Accounts payable for purchases of investments	680	--
Accrued administrative expenses	--	20,306

Total Liabilities	680	20,306

NET ASSETS AVAILABLE FOR BENEFITS	$47,145,375	$72,834,823

See accompanying notes to financial statements.

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Investment (loss) income:
Mutual Funds –
Net (depreciation) appreciation	$(17,450,620)	$1,384,004
Dividends	2,205,578	3,063,783
Total investment (loss) income from mutual funds	(15,245,042)	4,447,787

Hartmarx Corporation common stock –
Net depreciation	(6,666,597)	(6,503,379)

Other investment income –
Interest income from Vanguard Retirement Savings Trust	260,096	297,097
Interest income from participant loans	72,639	66,891
Total other investment income	332,735	363,988

Total investment loss	(21,578,904)	(1,691,604)

Contributions (Note 8)	4,770,639	5,290,398

Total contributions and investment (loss) income	(16,808,265)	3,598,794

Distributions to participants	(8,857,485)	(11,512,339)
Administrative expenses	(23,698)	(96,226)

Total distributions and expenses	(8,881,183)	(11,608,565)

Net decrease in net assets available for benefits	(25,689,448)	(8,009,771)

Net assets available for benefits:

Beginning of year	72,834,823	80,844,594

End of year	$47,145,375	$72,834,823

See accompanying notes to financial statements.

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 – Plan Description:

The Hartmarx Savings Investment and Stock Ownership Plan (the “Plan”) is a defined contribution pension plan available to employees of Hartmarx Corporation (“Hartmarx”) and certain subsidiary and affiliated companies in the United States (collectively with Hartmarx, the “Employers”) meeting specified requirements as to length of service (1 year) and age and who are not included in a collective bargaining unit having a labor agreement providing retirement benefits.  Eligible employees who elected to participate in the Plan before April 1, 2004 also automatically participated in the Hartmarx Retirement Income Plan, a noncontributory defined benefit pension plan.  Eligible employees hired after March 31, 2003 who elected to participate in the Plan are not eligible to participate in the Hartmarx Retirement Income Plan.

Participant Contributions:

Participants may contribute to the Plan (through regular payroll deductions) from 1% to 16% (in whole percentages) of their eligible annual earnings.  Eligible annual earnings are subject to a maximum limit established under provision of the Internal Revenue Code (“Code”) ($230,000 for 2008 and $225,000 for 2007).  The first 6% of earnings contributed are considered “matched” contributions and determine the Employer contributions as described below.  Contributions in excess of 6% of earnings are considered “voluntary” contributions and are not matched with Employer contributions.  At the election of the participant, participant contributions in excess of the first 1% of earnings may be made on a pre-tax basis under Section 401(k) of the Code (up to a statutory limit of $15,500 for 2008 and 2007), or on an after-tax basis; however, the first 1% of participant earnings are always made on an after-tax basis.  Under Section 414(v) of the Code, an eligible participant, who attains age 50 before the end of the Plan year and whose pre-tax contribution for the year is expected to be either 15% of his annual earnings or the annual statutory dollar limit, may make additional voluntary pre-tax contributions called “catch-up” contributions which are not matched by Employer contributions.  The statutory limit on catch-up contributions was $5,000 in 2008 and 2007.  Effective January 1, 2007, a third contribution option was added for contributions in excess of the first 1% of participant earnings, the Roth 401(k) contribution.  Roth 401(k) contributions are after-tax contributions which allow tax-free withdrawals of both the Roth 401(k) contributions and the related earnings after a participant has reached age 59½ and held the account for at least five years.  The annual 401(k) contribution limit for 2008 of $15,500 and the catch-up contribution limit for 2008 of $5,000 apply to a participant’s combined pre-tax contributions and Roth 401(k) contributions.  Under certain circumstances provided for by Internal Revenue Service regulations, participant contributions on both pre-tax and after-tax bases (including Roth 401(k) contributions) may be further limited.  Participants may change or cease contributions without withdrawing from the Plan as participants.  Participants are also allowed to make rollover contributions of vested balances from other qualified pension plans.

Employer Contributions:

Employer contributions made to the Plan are based on a formula specified in the Plan, which includes incremental Employer contributions required to match certain participant contributions to the Plan.  Employer contributions to the Plan, which may be in the form of cash or shares of Hartmarx common stock, were made in cash during the plan years ended December 31, 2008 and 2007.  The Plan requires that Employer contributions made in cash be used to buy Hartmarx common stock as described in Notes 1 and 3.

The rate for Employer matching contributions was 50% of all matched participant contributions in 2008 and 2007.  Employer matching contributions in 2008 and 2007 aggregated $1,107,749 and $1,217,106, respectively.  Employer contributions are subject to maximum limits set by the Code and incorporated in the Plan.

Vesting:

Participants are fully vested in their contributions to the Plan and related earnings at all times.  For Employer contributions and earnings thereon, participants become 20% vested after two years of service, 40% vested after three years of service, 70% vested after four years of service and 100% vested after five years of service.  Active participants also become fully vested in Employer contributions and related earnings at the earlier of (1) death; (2) reaching age 65; or, (3) upon the occurrence of certain specified events deemed to be a change in control of Hartmarx.

For participants who terminate employment with an Employer, nonvested Employer contributions and related earnings are withheld and, if the participant incurs five consecutive one year breaks in service, forfeited.  Forfeitures can be applied, at the discretion of the Plan Administrator, to reduce Employer contributions or to pay administrative costs of the Plan.  During 2008 and 2007, forfeitures were applied to pay Plan administrative costs of $19,747 and $92,656, respectively.  At December 31, 2008, the Plan’s financial statements include the balances of nonvested Employer contributions and related earnings of terminated participants who had not incurred five consecutive one year breaks in service and amounts forfeited aggregated the equivalent of 37,316 shares of Hartmarx common stock with a market value of $11,568 and 8,374 units of the Vanguard Prime Money Fund with a market value of $8,374.  At December 31, 2007, the amounts forfeited aggregated the equivalent of 33,761 shares of Hartmarx common stock with a market value of $115,126 and 8,148 units of the Vanguard Prime Money Fund with a market value of $8,148.

Participant Loans:

Participants may borrow that portion of their account attributable to participant contributions and related earnings within percentage and dollar limits and at rates and terms permitted by the Code and specified in the Plan.  Loans are payable over periods of one to five years (usually through payroll deduction), with the exception that a loan to purchase a primary residence may be paid over a term as long as 15 years.  Interest is charged at a rate which exceeds the prime rate at the inception of the loan by 1%.  At December 31, 2008 and 2007, the interest on new loans was 4.25% and 8.25%, respectively.  Principal and interest payments are credited directly to the borrowing participant’s accounts according to the funds selected for current contributions.

A participant receiving a loan is charged a loan origination fee and an annual administration fee which is deducted from the participant’s account in each year the loan is outstanding.  In 2008 and 2007, the loan origination fee was $40 and the annual administration fee was $20.

Administrative Expenses:

Administrative expenses of the Plan are comprised of trustee, record keeping, auditing, legal, proxy and participant loan and redemption fees.  The Plan provides that administrative expenses may be paid from forfeitures of nonvested employer contributions and related earnings; administrative expenses not paid by the Plan are payable by Hartmarx.  Administrative fees paid by the Plan for 2008 of $23,698 include $19,747 for record keeping fees paid from available forfeitures at the election of the Plan Administrator, and $3,951 for loan and redemption fees which were charged to the accounts of participants with loans.  Administrative fees paid by the Plan for 2007 of $96,226 include $92,656 for record keeping and proxy fees paid from available forfeitures at the election of the Plan Administrator, and $3,570 for loan and redemption fees which were charged to the accounts of participants with loans.  For 2008 and 2007, Hartmarx paid Plan administrative expenses of $75,003 and $23,636, respectively.

Investment Options:

Participant contributions are invested at the participant’s direction in the investment programs described in Note 3.  For 2008 and 2007, employer contributions for participants were invested in the Hartmarx Corporation Common Stock Fund.  Participants are allowed to transfer all or part of their Employer contributions and related earnings in the Hartmarx Corporation Common Stock Fund into the other investment programs.

Voting of Shares:

Hartmarx stock allocated to participants’ accounts in the Hartmarx Corporation Common Stock Fund is voted by the Trustee as directed by the participants.  Shares not voted by participants, including forfeitures, are voted by the Trustee in the same proportion as shares voted by participants.

Distributions and Withdrawals:

Vested account balances are generally distributed upon the participant’s retirement, termination of employment, disability or death.  Participants may also receive vested account balances while remaining employed by an Employer upon withdrawal from the Plan, but withdrawals for participants under age 59-1/2 are generally limited to vested Employer contributions and after-tax participant contributions, except that pre-tax participant contributions may also be distributed in certain circumstances.  Distributions and withdrawals are normally made in cash, except that a participant may elect to receive distributions and certain withdrawals from the Hartmarx Corporation Common Stock Fund in the form of full shares of Hartmarx common stock with cash in lieu of fractional shares.

Administrator and Fiduciary:

The Plan Administrator is the Plan Administration Committee of Hartmarx Corporation.  Vanguard Fiduciary Trust Company, a trust company and wholly owned subsidiary of The Vanguard Group Inc., is the sole Trustee of the Plan and the custodian of the Hartmarx Corporation Common Stock Fund and all other Plan funds.

Plan Termination:

Hartmarx reserves the right to terminate the Plan on any date specified provided that 30 days advance written notice of the termination is given to the Trustee and to the Employers.  There are no priorities for distribution of assets upon termination of the Plan.  If the Plan were terminated, participants would become fully vested in their account balances, including participant and Employer contributions and related earnings, and former participants who had not incurred five consecutive one year breaks in service would become fully vested in the balances of nonvested Employer contributions and related earnings.  Any remaining Plan assets shall be allocated and paid to participants in accordance with Section 403(d)(1) of ERISA.

NOTE 2 – Summary of Significant Accounting Policies:

Basis of Accounting and Use of Estimates:

The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Adoption of New Accounting Standards:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Effective Accounting Standards:

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition:

Except for participant loans, the Plan’s investments are reported at fair value.  Income from investments is recorded as earned, with dividends being accrued as of the ex-dividend date.  Purchases and sales of investments are recorded on a trade date basis.  Included in the statement of changes in net assets available for benefits is the net (depreciation) appreciation of mutual funds and Hartmarx Corporation common stock, which includes realized investment gains (losses) and unrealized depreciation on those investments.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy, which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Investments in the Vanguard Retirement Savings Trust, a collective investment trust, are based upon the net asset values of the trust at fair value, including indirect investments in fully benefit-responsive investment contracts, as reported by the Plan Trustee.  In accordance with generally accepted accounting standards, fully benefit-responsive investment contracts are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2008 and 2007 approximates contract value, and any difference between fair value and contract value is immaterial.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The fair values of mutual fund and Company common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fair value of units in the common collective trust (Vanguard Retirement Savings Trust) is based on the net asset values of the trust provided by the manager of the trust and supported primarily by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Vanguard mutual funds	$39,253,122	$-
Hartmarx Corporation common stock	981,702	-
Vanguard Retirement Savings Trust	-	5,630,984
Total Investments	$40,234,824	$5,630,984

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Participant loans are reported at amortized cost.  The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

Payment of Benefits:

Distributions include proceeds from the liquidation of participant investments, the market value of Hartmarx common stock distributed, and unpaid loan balances of withdrawing participants.  Distributions are recorded when paid.

NOTE 3 – Investment Programs:

The following investment options are available:

Vanguard mutual funds (registered investment companies whose assets are primarily marketable securities):
-     GNMA Fund, an income fund.
-     Prime Money Market Fund, a money market mutual fund.
-     500 Index Fund, a growth and income fund.
-     STAR Fund, a balanced fund.
-     PRIMECAP Fund, a growth fund.
-     International Growth Fund, a growth fund.
-     Small-Cap Index Fund, an aggressive growth and income fund.
-     Mid-Cap Index Fund, a growth and income fund.
-     Total Bond Market Index Fund, a bond fund.
-     Windsor II Fund, a growth and income fund.

(The following mutual funds became available to plan participants on July 1, 2008)
-     Target Retirement 2010 Fund, a balanced fund.
-     Target Retirement 2015 Fund, a balanced fund.
-     Target Retirement 2020 Fund, a balanced fund.
-     Target Retirement 2025 Fund, a balanced fund.
-     Target Retirement 2030 Fund, a balanced fund.
-     Target Retirement 2035 Fund, a balanced fund.
-     Target Retirement 2050 Fund, a balanced fund.
-     Target Retirement Income Fund, a balanced fund.

Vanguard Retirement Savings Trust, a collective investment trust which invests solely in the Vanguard Retirement Savings Master Trust whose assets are primarily investment contracts.

Hartmarx Corporation Common Stock Fund, which invests primarily in Hartmarx common stock.  Employer matching contributions and participant contributions and earnings, if any, are credited to participant accounts based on shares of Hartmarx common stock at 90% of the average trading prices as reported in the New York Stock Exchange-Composite Transaction quotations on the date the shares are purchased or deemed to be purchased by the Plan; participant loan payments and transfers to the Fund are credited to participant accounts at the closing market prices on the transaction date.  Shares acquired with participant contributions and Employer matching contributions are purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions.  Shares acquired in 2008 and 2007 with funds from loan payments and transfers to the Hartmarx Corporation Common Stock Fund were purchased in the open market and from Hartmarx at market prices.

The Vanguard mutual funds and Vanguard Retirement Savings Trust are operated by an affiliate of Vanguard Fiduciary Trust Company.

Participants may select more than one investment option and may change investment options as often as once a month and may transfer previously contributed balances on a daily basis within limits established by Vanguard.

Investment in each investment option is at the participant’s direction.

With the exceptions of the Vanguard Retirement Savings Trust and the Loan Fund, the market value of the investments of each Fund (Hartmarx stock or mutual funds) are published for each business day, and changes in the market value produce similar changes in the unit values of each Fund.

A summary of units and unit values for the Hartmarx Corporation Common Stock Fund and the Vanguard Retirement Savings Trust is as follows:

	December 31, 2008		December 31, 2007
	Units	Unit Value	Units	Unit Value
Hartmarx Corporation Common Stock Fund	2,403,846	$.41	1,446,011	$4.49
Vanguard Retirement Savings Trust	5,630,984	$1.00	6,278,086	$1.00

NOTE 4 – Tax Status:

The Plan is intended to be a qualified employee benefit plan under Section 401(a) and 4975 (e)(7) of the Internal Revenue Code, exempt from federal income tax, with participants not being subject to tax on Employer contributions or earnings of the Trust prior to receiving benefits under the Plan.  On November 8, 2002, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan as amended and restated effective December 31, 2000.  The Plan has been subsequently amended since the effective date of the determination letter to reflect the merger of the Hartmarx Stock SIP Fund and the Hartmarx Stock ESOP Fund into the Hartmarx Corporation Common Stock Fund and to incorporate new legislatively mandated requirements.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Accordingly, the Plan Administrator believes a provision for federal income taxes in the accompanying financial statements is not required.

NOTE 5 – Investment Information:

The following summarizes the Plan’s investments at December 31, 2008 and 2007:

	2008
	Stock shares, Fund and Trust units	Fair value
At quoted market value or net asset value:

Vanguard Mutual Funds:
GNMA Fund	616,847	$6,526,237	*
Prime Money Market Fund	2,343,633	2,343,633
500 Index Fund	82,976	6,894,466	*
Star Fund	415,658	5,997,945	*
PRIMECAP Fund	177,334	7,898,435	*
International Growth Fund	233,107	2,843,899	*
Small-Cap Index Fund	67,707	1,381,216
Mid-Cap Index Fund	98,384	1,160,931
Total Bond Market Index Fund	210,644	2,144,352
Windsor II Fund	86,362	1,650,374
Target Retirement 2010 Fund	6,628	116,712
Target Retirement 2015 Fund	12,742	121,683
Target Retirement 2020 Fund	579	9,599
Target Retirement 2025 Fund	417	3,862
Target Retirement 2030 Fund	8,856	137,621
Target Retirement 2035 Fund	328	3,030
Target Retirement 2050 Fund	115	1,744
Target Retirement Income Fund	1,826	17,383
Total Vanguard Mutual Funds		39,253,122

Hartmarx Corporation Common Stock	3,166,782	981,702
		40,234,824

At estimated fair value:

Vanguard Retirement Savings Trust	5,630,984	5,630,984	*
Loans to participants		902,479
		6,533,463

Total investments		$46,768,287

	2007
	Stock shares, Fund and Trust units	Fair value

At quoted market value or net asset value:

Vanguard Mutual Funds:
GNMA Fund	551,493	$5,718,986	*
Prime Money Market Fund	2,465,762	2,465,762
500 Index Fund	90,574	12,241,116	*
Star Fund	430,211	8,978,508	*
PRIMECAP Fund	184,575	13,298,664	*
International Growth Fund	262,665	6,519,336	*
Small-Cap Index Fund	77,309	2,518,731
Mid-Cap Index Fund	108,714	2,250,381
Total Bond Market Index Fund	186,649	1,896,355
Windsor II Fund	91,677	2,865,815
Total Vanguard Mutual Funds		58,753,654

Hartmarx Corporation Common Stock	1,895,866	6,464,903	*
		65,218,557

At estimated fair value:
Vanguard Retirement Savings Trust	6,278,086	6,278,086	*
Loans to participants		897,511
		7,175,597

Total investments		$72,394,154

* -	Investment’s fair value is 5% or more of net assets available for plan benefits at the respective date.

NOTE 6 – Risks and Uncertainties:

The Plan provides for various investment options in shares of Hartmarx common stock and units of investment entities which invest in combinations of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.  At December 31, 2008 and 2007, approximately 2% and 9%, respectively, of the Plan’s assets were invested in Hartmarx Corporation common stock.

NOTE 7 – Related Party Transactions and Party-In-Interest Transactions:

Related party transactions consist of loans made to participants and investments in Hartmarx Corporation Common Stock.  Plan investment options include a collective investment trust operated by Vanguard Fiduciary Trust Company, the Plan Trustee, and mutual funds operated by an affiliate of Vanguard Fiduciary Trust Company and, accordingly, these transactions are party-in-interest transactions.  Fees paid by the Plan to Vanguard Fiduciary Trust Company for record keeping and for participant loan administration services were $23,698 for the year ended December 31, 2008.  Fees paid by the Plan for record keeping and proxy fees and for participant loan administration services were $96,226 for the year ended December 31, 2007.  None of these related party transactions and party-in-interest transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974.

NOTE 8 – Contributions:

The following summarizes contributions to the Plan in 2008 and 2007:

		2008	2007
Participant -	Payroll withholdings	$3,660,931	$4,047,338
-	Rollovers from other plans	1,959	25,954
Employer		1,107,749	1,217,106

Total contributions		$4,770,639	$5,290,398

NOTE 9 – Subsequent Events:

Elimination of Employer Matching Contributions:

During 2008 and 2007, the rate for Employer matching contributions was 50% of all matched participant contributions up to 6% of the participant’s eligible compensation.  Effective January 1, 2009, Employer matching contributions were eliminated.

Elimination of 10% Discount on Hartmarx Corporation Common Stock Purchases:

During 2008 and 2007, shares of Hartmarx common stock acquired with participant contributions and Employer matching contributions were purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions.  Effective January 1, 2009, the 10% discount was eliminated.

Elimination of New Investments into the Hartmarx Corporation Common Stock Fund:

Effective January 2009, contributions, transfer and loan repayments to the Hartmarx Corporation Common Stock Fund were eliminated.  Beginning with January 2009 contributions, participant contributions designated for investment into the Hartmarx Corporation Common Stock Fund were deposited into the Vanguard Target Retirement Fund appropriate for the year in which the participant attains the age of 65.  Participants had the option to direct their contributions into a different Plan investment fund by contacting the Plan custodian.

While participant investments already in the Hartmarx Corporation Common Stock Fund were not affected, participants are no longer permitted to transfer any of their investments in other Plan funds into the Hartmarx Corporation Common Stock Fund.  Participants continue to be permitted to transfer funds out of the Hartmarx Corporation Common Stock Fund into any of the other investment plans offered by the Plan.

Voluntary Petition for Reorganization Relief Under Chapter 11 of the United States Bankruptcy Code:

On January 23, 2009, Hartmarx Corporation and its United States subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the Bankruptcy Court).  On January 26, 2009, the Bankruptcy Court issued an order which authorized, among other things, the Company to continue employee benefit plans (including the Plan) post-petition as in effect immediately prior to the filings.  The Company intends to continue to operate its business and the Plan in the normal course while management develops and executes a restructuring plan, which may include the sale of substantially all of its assets.

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2008
(Schedule H – Line 4i)

Plan Sponsor:  Hartmarx Corporation    EIN: 36-3217140    Plan No: 002

Identity of Party, Description of Investment	Maturity Date	Interest Rate	Historical Cost	Current Value

Line 1c(8)

* Loans to Participants	Various	4.25% - 9.5%	$-	$902,479

Line 1c(9)

* Vanguard Retirement Savings
Trust (5,630,984 units)			$5,630,984	5,630,984

Line 1c(13)

* Vanguard GNMA Fund
(616,847 shares)			$6,356,722	6,526,237

* Vanguard Prime Money Market Fund
(2,343,633 shares)			2,343,633	2,343,633

* Vanguard 500 Index Fund
(82,976 shares)			8,279,196	6,894,466

* Vanguard STAR Fund
(415,658 shares)			7,461,144	5,997,945

* Vanguard PRIMECAP Fund
(177,334 shares)			9,727,692	7,898,435

* Vanguard International Growth Fund
(233,107 shares)			4,591,915	2,843,899

* Vanguard Small-Cap Index Fund
(67,707 shares)			1,736,095	1,381,216

* Vanguard Mid-Cap Index Fund
(98,384 shares)			1,683,699	1,160,931

* Vanguard Total Bond Market Index Fund
(210,644 shares)			2,111,555	2,144,352

(Continued)

HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2008
(Schedule H – Line 4i)

Plan Sponsor:  Hartmarx Corporation     EIN:  36-3217140    Plan No: 002

Identity of Party, Description of Investment	Maturity Date	Interest Rate	Historical Cost	Current Value

(Continued)

* Vanguard Windsor II Fund
(86,362 shares)			2,677,779	1,650,374

* Vanguard Target Retirement 2010 Fund
(6,628 shares)			139,966	116,712

* Vanguard Target Retirement 2015 Fund
(12,742 shares)			153,520	121,683

* Vanguard Target Retirement 2020 Fund
(579 shares)			12,047	9,599

* Vanguard Target Retirement 2025 Fund
(417 shares)			4,555	3,862

* Vanguard Target Retirement 2030 Fund
(8,856 shares)			174,214	137,621

* Vanguard Target Retirement 2035 Fund
(328 shares)			4,154	3,030

* Vanguard Target Retirement 2050 Fund
(115 shares)			2,424	1,744

* Vanguard Target Retirement Income
(1,826 shares)			17,617	17,383

			$47,477,927	39,253,122
Line 1d(1)

* Hartmarx Corporation
Common Stock
(3,166,782 shares)			$10,720,263	981,702

Total Investments				$46,768,287

*   Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmarx Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARTMARX SAVINGS INVESTMENT
AND STOCK OWNERSHIP PLAN
(Name of Plan)

Date:	June 19, 2009	By:	/s/ GLENN R. MORGAN
Glenn R. Morgan
Executive Vice President, Chief
Financial Officer and Treasurer of
Hartmarx Corporation and Member of
the Hartmarx Plan Administration Committee

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No’s 2-32692, 2-44774, 2-53426, 2-64613, 2-83433, 33-6194, 33-42202, 333-03169, 333-107668, 333-127647, 333-145886 and 333-15603 on Form S-8 of Hartmarx Corporation, of our report dated June 17, 2009 appearing in this Annual Report on Form 11-K of the Hartmarx Savings Investment and Stock Ownership Plan for the year ended December 31, 2008.

Crowe Horwath LLP

Oak Brook, Illinois
June 17, 2009